April 15, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Matthew Crispino

Re:    Endava plc
Registration Statement on Form F-1 (File No. 333-230882)
Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Endava plc with respect to the effective time of the above-referenced Registration Statement so that it will become effective April 17, 2019, at 4:30 p.m. Eastern Time, or as soon thereafter as practicable.
In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that, as of the date of this letter, we have not effected the distribution of copies of the preliminary prospectus. Please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

MORGAN STANLEY & CO. LLC
CITIGROUP GLOBAL MARKETS INC.
CREDIT SUISSE SECURITIES (USA) LLC
DEUTSCHE BANK SECURITIES INC.

on behalf of themselves and as representatives of the Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Ray Yousefian
Name:	Ray Yousefian
Title:	Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Eishpal Dmillon
Name:	Eishpal Dmillon
Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John Kolz
Name:	John Kolz
Title:	Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Johannes Thorsteinsson
Name:	Johannes Thorsteinsson
Title:	Managing Director

By:	/s/ Joseph J. Passaro
Name:	Joseph J. Passaro
Title:	Director